UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 51648 / May 3, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11830

In the Matter of Advanced Solutions & Technologies, Inc., Comparator Systems Corp., Emerging Enterprise Solutions, Inc., and Shaman Pharmaceuticals, Inc., Respondents.	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO EMERGING ENTERPRISE SOLUTIONS, INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Emerging Enterprise Solutions, Inc. (f/k/a Product Express.Com Ebusiness Services, Inc.) ("EESI" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on February 15, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") as to Emerging Enterprise Solutions, Inc.

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Emerging Enterprise Solutions, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

        1.   EESI (CIK No. 1041479) is an Arizona corporation based in Independence, Kansas. At all times relevant to this proceeding, the common stock of EESI has been registered with the Commission under Exchange Act Section 12(g). As of April 15, 2005, the common stock of EESI was traded on the over-the-counter markets.

        2.   EESI has failed to comply with Exchange Act Section 13(a), and Rules 13a-1 and 13a-13 thereunder, because it has not filed any periodic reports with the Commission since it filed its Form 10-QSB for the period ending March 31, 2000.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                 Jonathan G. Katz
                                 Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.